UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 13, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

13 February 2020

Barclays PLC

Annual Report and Accounts 2019

UK Listing Authority submissions

In compliance with Disclosure Guidance & Transparency Rule (DTR) 4.1, Barclays PLC announces that the following documents will today be submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

●	Barclays PLC Annual Report 2019
●	Barclays PLC Strategic Report 2019; and
●	Pillar 3 Report for 2019.

These documents may also be accessed via Barclays PLC's website at home.barclays/investorrelations

The Barclays PLC Strategic Report 2019 (or the full Annual Report 2019 for those shareholders who have requested it) will be posted to shareholders with mailing of the Barclays PLC 2020 Notice of Annual General Meeting in due course.

Additional information

The following information is extracted from the Barclays PLC Annual Report 2019 (page references are to pages in the Annual Report) and should be read in conjunction with Barclays PLC's Final Results announcement issued on 13 February 2020. Both documents can be found at home.barclays/investorrelations and together constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.  This material is not a substitute for reading the Barclays PLC Annual Report 2019 in full.

Risk review
Material existing and emerging risks

Material existing and emerging risks to the Group's future performance

The Group has identified a broad range of risks to which its businesses are exposed. Material risks are those to which senior management pay particular attention and which could cause the delivery of the Group's strategy, results of operations, financial condition and/or prospects to differ materially from expectations. Emerging risks are those which have unknown components, the impact of which could crystallise over a longer time period. In addition, certain other factors beyond the Group's control, including escalation of terrorism or global conflicts, natural disasters, epidemic outbreaks and similar events, although not detailed below, could have a similar impact on the Group.

Material existing and emerging risks potentially impacting more than one principal risk

i) Business conditions, general economy and geopolitical issues

The Group's operations are subject to potentially unfavourable global and local economic and market conditions, as well as geopolitical developments, which may have a material effect on the Group's business, results of operations, financial condition and prospects.

A deterioration in global or local economic and market conditions may lead to (among other things): (i) deteriorating business, consumer or investor confidence and lower levels of fixed asset investment and productivity growth, which in turn may lead to lower client activity, including lower demand for borrowing from creditworthy customers; (ii) higher default rates, delinquencies, write-offs and impairment charges as borrowers struggle with the burden of additional debt; (iii) subdued asset prices and payment patterns, including the value of any collateral held by the Group; (iv) mark-to-market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties; and (v) revisions to calculated expected credit losses (ECLs) leading to increases in impairment allowances. In addition, the Group's ability to borrow from other financial institutions or raise funding from external investors may be affected by deteriorating economic conditions and market disruption.

Geopolitical events may lead to further financial instability and affect economic growth. In particular:

■ In the UK, the decision to leave the European Union (EU) may give rise to further economic and political consequences including for investment and market confidence in the UK and the remainder of EU. See "(ii) Process of UK withdrawal from the EU" below for further details.

■ A significant proportion of the Group's portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. The possibility of significant continued changes in US policy in certain sectors (including trade, healthcare and commodities), may have an impact on the Group's associated portfolios. Stress in the US economy, weakening GDP and the associated exchange rate fluctuations, heightened trade tensions (such as the current dispute between the US and China), an unexpected rise in unemployment and/or an increase in interest rates could lead to increased levels of impairment, resulting in a negative impact on the Group's profitability.

■ Global GDP growth weakened in 2019, as elevated policy uncertainty weighed on manufacturing activity and investment. As a result, a number of central banks, most notably the Federal Reserve and European Central Bank (ECB), pursued monetary easing. Growth is expected to stabilise in 2020, but macroeconomic risks remain skewed to the downside, while concerns around the efficacy of existing policy tools to counter these risks persist. An escalation in geopolitical tensions, increased use of protectionist measures or a disorderly withdrawal from the EU may negatively impact the Group's business in the affected regions.

■ In China the pace of credit growth remains a concern, given the high level of leverage and despite government and regulatory action. A stronger than expected slowdown could result if authorities fail to appropriately manage growth during the transition from manufacturing towards services and the end of the investment and credit-led boom. Deterioration in emerging markets could affect the Group if it results in higher impairment charges via sovereign or counterparty defaults.

ii) Process of UK withdrawal from the EU

The manner in which the UK withdraws from the EU will likely have a marked impact on general economic conditions in the UK and the EU. The UK's future relationship with the EU and its trading relationships with the rest of the world could take a number of years to resolve. This may lead to a prolonged period of uncertainty, unstable economic conditions and market volatility, including fluctuations in interest rates and foreign exchange rates.

Whilst the exact impact of the UK's withdrawal from the EU is unknown, the Group continues to monitor the risks that may have a more immediate impact for its business, including, but not limited to:

■ Market volatility, including in currencies and interest rates, might increase which could have an impact on the value of the Group's trading book positions.

■ Credit spreads could widen leading to reduced investor appetite for the Group's debt securities. This could negatively impact the Group's cost of and/or access to funding. In addition, market and interest rate volatility could affect the underlying value of assets in the banking book and securities held by the Group for liquidity purposes.

■ A credit rating agency downgrade applied directly to the Group, or indirectly as a result of a credit rating agency downgrade to the UK Government, could significantly increase the Group's cost of and/or reduce its access to funding, widen credit spreads and materially adversely affect the Group's interest margins and liquidity position.

■ A UK recession with lower growth, higher unemployment and falling UK property prices could lead to increased impairments in relation to a number of the Group's portfolios, including, but not limited to, its UK mortgage portfolio, UK unsecured lending portfolio (including credit cards) and its commercial real estate exposures.

■ The ability to attract, or prevent the departure of, qualified and skilled employees may be impacted by the UK's and the EU's future approach to the EU freedom of movement and immigration from the EU countries and this may impact the Group's access to the EU talent pool.

■ A disorderly exit from the EU may put a strain on the capabilities of the Group's systems, increasing the risk of failure of those systems and potentially resulting in losses and reputational damage for the Group.

■ Changes to current EU 'Passporting' rights may require further adjustment to the current model for the Group's cross-border banking operation which could increase operational complexity and/or costs for the Group.

■ The legal framework within which the Group operates could change and become more uncertain if the UK takes steps to replace or repeal certain laws currently in force, which are based on EU legislation and regulation (including EU regulation of the banking sector) following its withdrawal from the EU. Certainty around the ability to maintain existing contracts, enforceability of certain legal obligations and uncertainty around the jurisdiction of the UK courts may be affected until the impacts of the loss of the current legal and regulatory arrangements between the UK and EU and the enforceability of UK judgements across the EU are fully known.

■ Should the UK see reduced access to financial markets infrastructures (including exchanges, central counterparties and payments services, or other support services provided by third party suppliers) service provision for clients could be impacted, likely resulting in reduced market share and revenue and increased operating costs for the Group.

iii) The impact of interest rate changes on the Group's profitability

Any changes to interest rates are significant for the Group, especially given the uncertainty as to the direction of interest rates and the pace at which interest rates may change particularly in the Group's main markets of the UK and the US.

A continued period of low interest rates and flat yield curves, including any further cuts, may affect and continue to put pressure on the Group's net interest margins (the difference between its lending income and borrowing costs) and could adversely affect the profitability and prospects of the Group.

However, whilst interest rate rises could positively impact the Group's profitability as retail and corporate business income increases due to margin de-compression, further increases in interest rates, if larger or more frequent than expected, could lead to generally weaker than expected growth, reduced business confidence and higher unemployment, which in turn could cause stress in the lending portfolio and underwriting activity of the Group. Resultant higher credit losses driving an increased impairment charge would most notably impact retail unsecured portfolios and wholesale non-investment grade lending and could have a material effect on the Group's business, results of operations, financial condition and prospects.

In addition, changes in interest rates could have an adverse impact on the value of the securities held in the Group's liquid asset portfolio. Consequently, this could create more volatility than expected through the Group's FVOCI reserves.

iv) The competitive environments of the banking and financial services industry

The Group's businesses are conducted in competitive environments (in particular, in the UK and US), with increased competition scrutiny, and the Group's financial performance depends upon the Group's ability to respond effectively to competitive pressures whether due to competitor behaviour, new entrants to the market, consumer demand, technological changes or otherwise.

This competitive environment, and the Group's response to it, may have a material adverse effect on the Group's ability to maintain existing or capture additional market share, business, results of operations, financial condition and prospects.

v) Regulatory change agenda and impact on business model

The Group remains subject to ongoing significant levels of regulatory change and scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). As a result, regulatory risk will remain a focus for senior management. Furthermore, a more intensive regulatory approach and enhanced requirements together with the potential lack of international regulatory co-ordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's business, capital and risk management strategies and/or may result in the Group deciding to modify its legal entity, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.

There are several significant pieces of legislation and areas of focus which will require significant management attention, cost and resource, including:

■ Changes in prudential requirements may impact minimum requirements for own funds and eligible liabilities (MREL) (including requirements for internal MREL), leverage, liquidity or funding requirements, applicable buffers and/or add-ons to such minimum requirements and risk weighted assets calculation methodologies all as may be set by international, EU or national authorities. Such or similar changes to prudential requirements or additional supervisory and prudential expectations, either individually or in aggregate, may result in, among other things, a need for further management actions to meet the changed requirements, such as:

  -   increasing capital, MREL or liquidity resources, reducing leverage and risk weighted assets;

  -   restricting distributions on capital instruments;

  -   modifying the terms of outstanding capital instruments;

  -  modifying legal entity structure (including with regard to issuance and deployment of capital, MREL and funding);

  -  changing the Group's business mix or exiting other businesses;

  -   and/or undertaking other actions to strengthen the Group's position.

■ The derivatives market has been the subject of particular focus for regulators in recent years across the G20 countries and beyond, with regulations introduced which require the reporting and clearing of standardised over the counter (OTC) derivatives and the mandatory margining of non-cleared OTC derivatives. These regulations may increase costs for market participants, as well as reduce liquidity in the derivatives markets. More broadly, changes to the regulatory framework (in particular, the review of the second Markets in Financial Instruments Directive and the implementation of the Benchmarks Regulation) could entail significant costs for market participants and may have a significant impact on certain markets in which the Group operates.

■ The Group and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the programmes of the BoE, the European Banking Authority (EBA), the Federal Deposit Insurance Corporation (FDIC) and the Federal Reserve Bank (FRB). Failure to meet the requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of the Group, could result in the Group or certain of its members being required to enhance their capital position, limit capital distributions or position additional capital in specific subsidiaries.

For further details on the regulatory supervision of, and regulations applicable to, the Group, see Supervision and regulation on pages 204 to 210.

vi) The impact of climate change on the Group's business

The risks associated with climate change are subject to rapidly increasing societal, regulatory and political focus, both in the UK and internationally. Embedding climate risk into the Group's risk framework in line with regulatory expectations, and adapting the Group's operations and business strategy to address both the financial risks resulting from: (i) the physical risk of climate change; and (ii) the risk from the transition to a low carbon economy, could have a significant impact on the Group's business.

Physical risks from climate change arise from a number of factors and relate to specific weather events and longer-term shifts in the climate. The nature and timing of extreme weather events are uncertain but they are increasing in frequency and their impact on the economy is predicted to be more acute in the future. The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment and significant changes in asset prices and profitability of industries. Damage to the properties and operations of borrowers could impair asset values and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in the Group's portfolios. In addition, the Group's premises and resilience may also suffer physical damage due to weather events leading to increased costs for the Group.

As the economy transitions to a low-carbon economy, financial institutions such as the Group may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities the Group undertakes, as well as the risks associated with its lending portfolios, and the value of the Group's financial assets. As sentiment towards climate change shifts and societal preferences change, the Group may face greater scrutiny of the type of business it conducts, adverse media coverage and reputational damage, which may in turn impact customer demand for the Group's products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment charges.

In addition, the impacts of physical and transition climate risks can lead to second order connected risks, which have the potential to affect the Group's retail and wholesale portfolios. The impacts of climate change may increase losses for those sectors sensitive to the effects of physical and transition risks. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to wider deterioration in the creditworthiness of the Group's clients, higher ECLs, and increased charge-offs and defaults among retail customers.

If the Group does not adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on the Group's level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

For further details on the Group's approach to climate change, see page 138 of climate change risk management.

vii) Impact of benchmark interest rate reforms on the Group

For several years, global regulators and central banks have been driving international efforts to reform key benchmark interest rates and indices, such as the London Interbank Offered Rate ("LIBOR"), which are used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. This has resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of alternative "risk-free" reference rates and the proposed discontinuation of certain reference rates (including LIBOR), with further changes anticipated.

Uncertainty as to the nature of such potential changes, the availability and/or suitability of alternative "risk-free" reference rates and other reforms may adversely affect a broad range of transactions (including any securities, loans and derivatives which use LIBOR to determine the amount of interest payable that are included in the Group's financial assets and liabilities) that use these reference rates and indices and introduce a number of risks for the Group, including, but not limited to:

■ Conduct risk: in undertaking actions to transition away from using certain reference rates (including LIBOR), the Group faces conduct risks, which may lead to customer complaints, regulatory sanctions or reputational impact if the Group is (i) considered to be undertaking market activities that are manipulative or create a false or misleading impression, (ii) misusing sensitive information or not identifying or appropriately managing or mitigating conflicts of interest, (iii) providing customers with inadequate advice, misleading information, unsuitable products or unacceptable service, (iv) not taking an appropriate or consistent response to remediation activity or customer complaints, (v) providing regulators with inaccurate regulatory reporting or (vi) colluding or inappropriately sharing information with competitors;

■ Financial risks: the valuation of certain of the Group's financial assets and liabilities may change. Moreover, transitioning to alternative "risk-free" reference rates may impact the ability of members of the Group to calculate and model amounts receivable by them on certain financial assets and determine the amounts payable on certain financial liabilities (such as debt securities issued by them) because currently alternative "risk-free" reference rates (such as the Sterling Overnight Index Average (SONIA) and the Secured Overnight Financing Rate (SOFR)) are look-back rates whereas term rates (such as LIBOR) allow borrowers to calculate at the start of any interest period exactly how much is payable at the end of such interest period. This may have a material adverse effect on the Group's cashflows;

■ Pricing risk: changes to existing reference rates and indices, discontinuation of any reference rate or indices and transition to alternative "risk-free" reference rates may impact the pricing mechanisms used by the Group on certain transactions;

■ Operational risk: changes to existing reference rates and indices, discontinuation of any reference rate or index and transition to alternative "risk-free" reference rates may require changes to the Group's IT systems, trade reporting infrastructure, operational processes, and controls. In addition, if any reference rate or index (such as LIBOR) is no longer available to calculate amounts payable, the Group may incur additional expenses in amending documentation for new and existing transactions and/or effecting the transition from the original reference rate or index to a new reference rate or index; and

■ Accounting risk: an inability to apply hedge accounting in accordance with IFRS could lead to increased volatility in the Group's financial results and performance.

Any of these factors may have a material adverse effect on the Group's business, results of operations, financial condition and prospects.

For further details on the impacts of benchmark interest rate reforms on the Group, see Note 14 on pages 270 to 277.

viii) Holding company structure of Barclays PLC and its dependency on distributions from its subsidiaries

Barclays PLC is a holding company and its principal sources of income are, and are expected to continue to be, distributions (in the form of dividends and interest payments) from operating subsidiaries which also hold the principal assets of the Group. As a separate legal entity, Barclays PLC relies on such distributions in order to be able to meet its obligations as they fall due (including its payment obligations with respect to its debt securities) and to create distributable reserves for payment of dividends to ordinary shareholders.

The ability of Barclays PLC's subsidiaries to pay dividends and interest and Barclays PLC's ability to receive such distributions from its investments in its subsidiaries and other entities will be subject not only to such subsidiaries' and other entities' financial performance but also to applicable local laws and other restrictions. These laws and restrictions could limit the payment of dividends and distributions to Barclays PLC by its subsidiaries and any other entities in which it holds an investment from time to time, which could restrict Barclays PLC's ability to meet its obligations and/or to pay dividends to ordinary shareholders.

ix) Application of resolution measures and stabilisation powers under the Banking Act

Under the Banking Act 2009, as amended, (the "Banking Act") substantial powers are granted to the Bank of England (or, in certain circumstances, HM Treasury), in consultation with the PRA, the FCA and HM Treasury, as appropriate, as part of a special resolution regime (the "SRR"). These powers enable the relevant UK resolution authority to implement resolution measures and stabilisation options with respect to a UK bank or investment firm and certain of its affiliates (currently including Barclays PLC) (each a "relevant entity") in circumstances in which the relevant UK resolution authority is satisfied that the resolution conditions are met. The SRR consists of five stabilisation options: (i) private sector transfer of all or part of the business or shares of the relevant entity, (ii) transfer of all or part of the business of the relevant entity to a "bridge bank" established by the Bank of England, (iii) transfer to an asset management vehicle wholly or partly owned by HM Treasury or the Bank of England, (iv) the cancellation or transfer of the relevant entities' equity and write-down or conversion of the relevant entity's capital instruments and liabilities (the bail-in tool) and (v) temporary public ownership (i.e. nationalisation).

In addition, the relevant UK resolution authority may, in certain circumstances, in accordance with the Banking Act require the permanent write-down or conversion into equity of any outstanding tier 1 capital instruments and tier 2 capital instruments prior to the exercise of any stabilisation option (including the bail-in tool), which may lead to the cancellation, transfer or dilution of Barclays PLC's ordinary share capital.

Shareholders should assume that, in a resolution situation, public financial support will only be available to a relevant entity as a last resort after the relevant UK resolution authorities have assessed and used, to the maximum extent practicable, the resolution tools, including the bail-in tool (the Bank of England's preferred approach for the resolution of the Group is a bail-in strategy with a single point of entry at Barclays PLC). The exercise of any of such powers under the Banking Act or any suggestion of any such exercise could materially adversely affect the value of Barclays PLC ordinary shares and could lead to shareholders losing some or all of their investment.

In addition, any safeguards within the Banking Act (such as the 'no creditor worse off' principle) may not result in compensation to shareholders that is equivalent to the full losses incurred by them in the resolution and there can be no assurance that shareholders would recover such compensation promptly.

Material existing and emerging risks impacting individual principal risks

i) Credit risk

Credit risk is the risk of loss to the Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to members of the Group, including the whole and timely payment of principal, interest, collateral and other receivables.

a) Impairment

The introduction of the impairment requirements of IFRS 9 Financial Instruments, resulted in impairment loss allowances that are recognised earlier, on a more forward-looking basis and on a broader scope of financial instruments, and may continue to have a material impact on the Group's business, results of operations, financial condition and prospects.

Measurement involves complex judgement and impairment charges could be volatile, particularly under stressed conditions. Unsecured products with longer expected lives, such as credit cards, are the most impacted. Taking into account the transitional regime, the capital treatment on the increased reserves has the potential to adversely impact the Group's regulatory capital ratios.

In addition, the move from incurred losses to ECLs has the potential to impact the Group's performance under stressed economic conditions or regulatory stress tests. For more information, refer to Note 1 on pages 248 to 252.

b) Specific sectors and concentrations

The Group is subject to risks arising from changes in credit quality and recovery rates of loans and advances due from borrowers and counterparties in any specific portfolio. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector. The following are areas of uncertainties to the Group's portfolio which could have a material impact on performance:

■ UK retail, hospitality & leisure.  Softening demand, rising costs and a structural shift to online shopping is fuelling pressure on the UK High Street and other sectors heavily reliant on consumer discretionary spending. As these sectors continue to reposition themselves, the trend represents a potential risk in the Group's UK corporate portfolio from the perspective of its interactions with both retailers and their landlords.

■ Consumer affordability has remained a key area of focus, particularly in unsecured lending. Macroeconomic factors, such as rising unemployment, that impact a customer's ability to service unsecured debt payments could lead to increased arrears in unsecured products.

■ UK real estate market. UK property represents a significant portion of the overall Group retail and corporate credit exposure. In 2019, property price growth across the UK has slowed, particularly in London and the South East where the Group's exposure has high concentration. The Group is at risk of increased impairment from a material fall in property prices.

■ Leverage finance underwriting. The Group takes on sub-investment grade underwriting exposure, including single name risk, particularly in the US and Europe. The Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for the Group, or an increased capital requirement should there be a need to hold the exposure for an extended period.

■ Italian mortgage portfolio. The Group is exposed to a decline in the Italian economic environment through a mortgage portfolio in run-off and positions to wholesale customers. Growth in the Italian economy remained weak in 2019 and should the economy deteriorate further, there could be a material adverse effect on the Group's results including, but not limited to, increased credit losses and higher impairment charges.

The Group also has large individual exposures to single name counterparties, both in its lending activities and in its financial services and trading activities, including transactions in derivatives and transactions with brokers, central clearing houses, dealers, other banks, mutual and hedge funds and other institutional clients. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group's results due to, for example, increased credit losses and higher impairment charges.

For further details on the Group's approach to credit risk, see credit risk management on pages 139 to 140 and credit risk performance on pages 148 to 175.

ii) Market risk

Market risk is the risk of loss arising from potential adverse change in the value of the Group's assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

A broadening in trade tensions between the US and its major trading partners, slowing global growth and political concerns in the US and Europe (including Brexit) are some of the factors that could heighten market risks for the Group's portfolios. In addition, the Group's trading business is generally exposed to a prolonged period of elevated asset price volatility, particularly if it negatively affects the depth of marketplace liquidity. Such a scenario could impact the Group's ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include having to absorb higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.

It is difficult to predict changes in market conditions, and such changes could have a material adverse effect on the Group's business, results of operations, financial condition and prospects.

For further details on the Group's approach to market risk, see market risk management on page 141 and market risk performance on pages 176 to 177.

iii) Treasury and capital risk

There are three primary types of treasury and capital risk faced by the Group:

a) Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This could cause the Group to fail to meet regulatory liquidity standards or be unable to support day-to-day banking activities. Key liquidity risks that the Group faces include:

■ The stability of the Group's current funding profile: In particular, that part which is based on accounts and deposits payable on demand or at short notice, could be affected by the Group failing to preserve the current level of customer and investor confidence. The Group also regularly accesses the money and capital markets to provide short-term and long-term funding to support its operations. Several factors, including adverse macroeconomic conditions, adverse outcomes in conduct and legal, competition and regulatory matters and loss of confidence by investors, counterparties and/or customers in the Group, can affect the ability of the Group to access the capital markets and/or the cost and other terms upon which the Group is able to obtain market funding.

■ Credit rating changes and the impact on funding costs: Rating agencies regularly review credit ratings given to Barclays PLC and certain members of the Group. Credit ratings are based on a number of factors, including some which are not within the Group's control (such as political and regulatory developments, changes in rating methodologies, macro-economic conditions and the sovereign credit ratings of the countries in which the Group operates).

Whilst the impact of a credit rating change will depend on a number of factors (including the type of issuance and prevailing market conditions), any reductions in a credit rating (in particular, any downgrade below investment grade) may affect the Group's access to the money or capital markets and/or terms on which the Group is able to obtain market funding, increase costs of funding and credit spreads, reduce the size of the Group's deposit base, trigger additional collateral or other requirements in derivative contracts and other secured funding arrangements or limit the range of counterparties who are willing to enter into transactions with the Group. Any of these factors could have a material adverse effect on the Group's business, results of operations, financial condition and prospects.

b) Capital risk

Capital risk is the risk that the Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory stress testing purposes). This includes the risk from the Group's pension plans. Key capital risks that the Group faces include:

■ Failure to meet prudential capital requirements: This could lead to the Group being unable to support some or all of its business activities, a failure to pass regulatory stress tests, increased cost of funding due to deterioration in investor appetite or credit ratings, restrictions on distributions including the ability to meet dividend targets, and/or the need to take additional measures to strengthen the Group's capital or leverage position.

■ Adverse changes in FX rates impacting capital ratios: The Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the Sterling equivalent value of these items. As a result, the Group's regulatory capital ratios are sensitive to foreign currency movements. Failure to appropriately manage the Group's balance sheet to take account of foreign currency movements could result in an adverse impact on the Group's regulatory capital and leverage ratios.

■ Adverse movements in the pension fund: Adverse movements in pension assets and liabilities for defined benefit pension schemes could result in deficits on a funding and/or accounting basis. This could lead to the Group making substantial additional contributions to its pension plans and/or a deterioration in its capital position. Under IAS 19, the liabilities discount rate is derived from the yields of high quality corporate bonds. Therefore, the valuation of the Group's defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low interest rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund as the liabilities are adversely impacted by an increase in long-term inflation expectations.

c) Interest rate risk in the banking book

Interest rate risk in the banking book is the risk that the Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities. The Group's hedge programmes for interest rate risk in the banking book rely on behavioural assumptions and, as a result, the success of the hedging strategy cannot be guaranteed. A potential mismatch in the balance or duration of the hedge assumptions could lead to earnings deterioration. A decline in interest rates in G3 currencies may also compress net interest margin on retail portfolios. In addition, the Group's liquidity pool is exposed to potential capital and/or income volatility due to movements in market rates and prices.

For further details on the Group's approach to treasury and capital risk, see treasury and capital risk management on pages 142 to 143 and treasury and capital risk performance on pages 178 to 199.

iv) Operational risk

Operational risk is the risk of loss to the Group from inadequate or failed processes or systems, human factors or due to external events where the root cause is not due to credit or market risks. Examples include:

a) Operational resilience

The loss of or disruption to business processing is a material inherent risk within the Group and across the financial services industry, whether arising through impacts on the Group's technology systems, real estate services including its retail branch network, or availability of personnel or services supplied by third parties. Failure to build resilience and recovery capabilities into business processes or into the services of technology, real estate or suppliers on which the Group's business processes depend, may result in significant customer detriment, costs to reimburse losses incurred by the Group's customers, and reputational damage.

b) Cyber threats

The frequency of cyber-attacks continues to grow and is a global threat that is inherent across all industries. The financial sector remains a primary target for cyber criminals, hostile nation states, opportunists and hacktivists and there is an increasing level of sophistication in criminal hacking for the purpose of stealing money, stealing, destroying or manipulating data (including customer data) and/or disrupting operations, where multiple threats exist including threats arising from malicious emails, distributed denial of service (DDoS) attacks, payment system compromises, insider attackers, supply chain and vulnerability exploitation. Cyber events have a compounding impact on services and customers, e.g. data breaches in social networking sites, retail companies and payments networks.

Any failure in the Group's cyber-security policies, procedures or controls and/or its IT systems, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including, but not limited to, costs relating to notification of, or compensation for customers) or may affect the Group's ability to retain and attract customers. Regulators in the UK, US and Europe continue to recognise cyber-security as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyber-attacks, and to provide timely notification of them, as appropriate. Given the Group's reliance on technology, a cyber-attack could have a material adverse effect on its business, results of operations, financial condition and prospects.

For further details on the Group's approach to cyber threats, see operational risk performance on pages 200 to 202.

c) New and emergent technology

Technological advancements present opportunities to develop new and innovative ways of doing business across the Group, with new solutions being developed both in-house and in association with third-party companies. Introducing new forms of technology, however, also has the potential to increase inherent risk. Failure to evaluate, actively manage and closely monitor risk exposure during all phases of business development could introduce new vulnerabilities and security flaws and have a material adverse effect on the Group's business, results of operations, financial condition and prospects.

d) External fraud

The level and nature of fraud threats continues to evolve, particularly with the increasing use of digital products and the greater functionality available online. Criminals continue to adapt their techniques and are increasingly focused on targeting customers and clients through ever more sophisticated methods of social engineering. External data breaches also provide criminals with the opportunity to exploit the growing levels of compromised data. These fraud threats could lead to customer detriment, loss of business, missed business opportunity and reputational damage, all of which could have a material adverse effect on the Group's business, results of operations, financial condition and prospects. Furthermore, recent changes in the regulatory landscape has seen increased levels of liability being taken by the Group as part of a voluntary code in the UK to provide additional protection to customers and clients who are victims of Authorised Push Payment scams.

e) Data management and information protection

The Group holds and processes large volumes of data, including personally identifiable information, intellectual property, and financial data. The General Data Protection Regulation (GDPR) has strengthened the data protection rights of customers and increased the accountability of the Group in its management of such data. Failure to accurately collect and maintain this data, protect it from breaches of confidentiality and interference with its availability exposes the Group to the risk of loss or unavailability of data (including customer data discussed under "vi) Conduct risk, c) Data protection and privacy" below) or data integrity issues. Any of these failures could have a material adverse effect on the Group's business, results of operations, financial condition and prospects.

f) Algorithmic trading

In some areas of the investment banking business, trading algorithms are used to price and risk manage client and principal transactions. An algorithmic error could result in erroneous or duplicated transactions, a system outage, or impact the Group's pricing abilities, which could have a material adverse effect on the Group's business, results of operations, financial condition and prospects and reputation.

g) Processing error

As a large, complex financial institution, the Group faces the risk of material errors in existing operational processes, or from new processes as a result of on-going change activity, including payments and client transactions. Material operational or payment errors could disadvantage the Group's customers, clients or counterparties and could have a material adverse effect on the Group's business, results of operations, financial condition and prospects.

h) Supplier exposure

The Group depends on suppliers for the provision of many of its services and the development of technology. Whilst the Group depends on suppliers, it remains fully accountable for any risk arising from the actions of suppliers. The dependency on suppliers and sub-contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on the Group's ability to continue to provide material services to its customers. Failure to adequately manage supplier risk could have a material adverse effect on the Group's business, results of operations, financial condition and prospects.

i) Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment charges for amortised cost assets, taxes, fair value of financial instruments, pensions and post-retirement benefits, and provisions including conduct and legal, competition and regulatory matters. There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in material losses to the Group, beyond what was anticipated or provided for. Further development of standards and interpretations under IFRS could also materially impact the financial results, condition and prospects of the Group. For further details on the accounting estimates and policies, see the Notes to the audited financial statements on pages 248 to 337.

j) Tax risk

The Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. There is a risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice, or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of the Group. In addition, increasing reporting and disclosure requirements around the world and the digitisation of the administration of tax has potential to increase the Group's tax compliance obligations further.

k) Ability to hire and retain appropriately qualified employees

As a regulated financial institution, the Group requires diversified and specialist skilled colleagues. The Group's ability to attract, develop and retain a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors, such as the UK's decision to leave the EU and the enhanced individual accountability applicable to the banking industry. Failure to attract or prevent the departure of appropriately qualified and skilled employees could have a material adverse effect on the Group's business, results of operations, financial condition and prospects. Additionally, this may result in disruption to service which could in turn lead to disenfranchising certain customer groups, customer detriment and reputational damage.

For further details on the Group's approach to operational risk, see operational risk management on pages 143 to 144 and operational risk performance on pages 200 to 202.

v) Model risk

Model risk is the risk of potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports. The Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk and reward evaluation, managing client assets, and meeting reporting requirements. Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs. For instance, the quality of the data used in models across the Group has a material impact on the accuracy and completeness of its risk and financial metrics. Models may also be misused. Model errors or misuse may result in (among other things) the Group making inappropriate business decisions and/or inaccuracies or errors being identified in the Group's risk management and regulatory reporting processes. This could result in significant financial loss, imposition of additional capital requirements, enhanced regulatory supervision and reputational damage, all of which could have a material adverse effect on the Group's business, results of operations, financial condition and prospects.

For further details on the Group's approach to model risk, see model risk management on page 144 and model risk performance on pages 202.

vi) Conduct risk

Conduct risk is the risk of detriment to customers, clients, market integrity, effective competition or the Group from the inappropriate supply of financial services, including instances of wilful or negligent misconduct. This risk could manifest itself in a variety of ways:

a) Employee misconduct

The Group's businesses are exposed to risk from potential non-compliance with its policies and instances of wilful and negligent misconduct by employees, all of which could result in enforcement action or reputational harm. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not always be effective. Employee misconduct could have a material adverse effect on the Group's customers, clients, market integrity as well as reputation, financial condition and prospects.

b) Product governance and life cycle

The ongoing review, management and governance of new and amended products has come under increasing regulatory focus (for example, the recast of the Markets in Financial Instruments Directive and guidance in relation to the adoption of the EU Benchmarks Regulation) and the Group expects this to continue. The following could lead to poor customer outcomes: (i) ineffective product governance, including design, approval and review of products, and (ii) inappropriate controls over internal and third party sales channels and post sales services, such as complaints handling, collections and recoveries. The Group is at risk of financial loss and reputational damage as a result.

c) Financial crime

The Group may be adversely affected if it fails to effectively mitigate the risk that third parties or its employees facilitate, or that its products and services are used to facilitate, financial crime (money laundering, terrorist financing and proliferation financing, breaches of economic and financial sanctions, bribery and corruption, and the facilitation of tax evasion). UK and US regulations covering financial institutions continue to focus on combating financial crime. Failure to comply may lead to enforcement action by the Group's regulators, including severe penalties, which may have a material adverse effect on the Group's business, financial condition and prospects.

d) Data protection and privacy

Proper handling of personal data is critical to sustaining long-term relationships with our customers and clients and complying with privacy laws and regulations. Failure to protect personal data can lead to potential detriment to our customers and clients, reputational damage, enforcement action and financial loss, which may be substantial (see "iv) Operational risk, (e) Data management and information protection" above).

e) Regulatory focus on culture and accountability

Regulators around the world continue to emphasise the importance of culture and personal accountability and enforce the adoption of adequate internal reporting and whistleblowing procedures to help to promote appropriate conduct and drive positive outcomes for customers, colleagues, clients and markets. The requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules have driven additional accountabilities for individuals across the Group with an increased focus on governance and rigour. Failure to meet these requirements and expectations may lead to regulatory sanctions, both for the individuals and the Group.

For further details on the Group's approach to conduct risk, see conduct risk management on page 145 and conduct risk performance on pages 203.

vii) Reputation risk

Reputation risk is the risk that an action, transaction, investment, event, decision or business relationship will reduce trust in the Group's integrity and/or competence.

Any material lapse in standards of integrity, compliance, customer service or operating efficiency may represent a potential reputation risk. Stakeholder expectations constantly evolve, and so reputation risk is dynamic and varies between geographical regions, groups and individuals. A risk arising in one business area can have an adverse effect upon the Group's overall reputation and any one transaction, investment or event (in the perception of key stakeholders) can reduce trust in the Group's integrity and competence. The Group's association with sensitive topics and sectors has been, and in some instances continues to be, an area of concern for stakeholders, including (i) the financing of, and investments in, businesses which operate in sectors that are sensitive because of their relative carbon intensity or local environmental impact; (ii) potential association with human rights violations (including combating modern slavery) in the Group's operations or supply chain and by clients and customers; and (iii) the financing of businesses which manufacture and export military and riot control goods and services.

Reputation risk could also arise from negative public opinion about the actual, or perceived, manner in which the Group conducts its business activities, or the Group's financial performance, as well as actual or perceived practices in banking and the financial services industry generally. Modern technologies, in particular online social media channels and other broadcast tools that facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the distribution and effect of damaging information and allegations. Negative public opinion may adversely affect the Group's ability to retain and attract customers, in particular, corporate and retail depositors, and to retain and motivate staff, and could have a material adverse effect on the Group's business, results of operations, financial condition and prospects.

In addition to the above, reputation risk has the potential to arise from operational issues or conduct matters which cause detriment to customers, clients, market integrity, effective competition or the Group (see "iv) Operational risk" above).

For further details on the Group's approach to reputation risk, see reputation risk management on page 145 and reputation risk performance on page 203.

viii) Legal risk and legal, competition and regulatory matters

The Group conducts activities in a highly regulated global market which exposes it and its employees to legal risk arising from (i) the multitude of laws and regulations that apply to the businesses it operates, which are highly dynamic, may vary between jurisdictions, and are often unclear in their application to particular circumstances especially in new and emerging areas; and (ii) the diversified and evolving nature of the Group's businesses and business practices. In each case, this exposes the Group and its employees to the risk of loss or the imposition of penalties, damages or fines from the failure of members of the Group to meet their respective legal obligations, including legal or contractual requirements. Legal risk may arise in relation to a number of the risk factors identified above, including (without limitation) as a result of (i) the UK's withdrawal from the EU, (ii) benchmark reform, (iii) the regulatory change agenda, and (iv) rapidly evolving rules and regulations in relation to data protection, privacy and cyber-security.

A breach of applicable legislation and/or regulations by the Group or its employees could result in criminal prosecution, regulatory censure, potentially significant fines and other sanctions in the jurisdictions in which the Group operates. Where clients, customers or other third parties are harmed by the Group's conduct, this may also give rise to civil legal proceedings, including class actions. Other legal disputes may also arise between the Group and third parties relating to matters such as breaches or enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Group being liable to third parties or may result in the Group's rights not being enforced as intended.

Details of legal, competition and regulatory matters to which the Group is currently exposed are set out in Note 26. In addition to matters specifically described in Note 26, the Group is engaged in various other legal proceedings which arise in the ordinary course of business. The Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which the Group is, or has been, engaged.

The outcome of legal, competition and regulatory matters, both those to which the Group is currently exposed and any others which may arise in the future, is difficult to predict. In connection with such matters, the Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Group's business operations including the withdrawal of authorisations; increased regulatory compliance requirements or changes to laws or regulations; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on the Group's reputation; loss of confidence by investors, counterparties, clients and/or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not have a material adverse effect on the Group's business, results of operations, financial condition and prospects.

39 Related party transactions and Directors' remuneration

Related party transactions
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both.

Subsidiaries
Transactions between Barclays PLC and its subsidiaries meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group's financial statements. Transactions between Barclays PLC and its subsidiaries are fully disclosed in Barclays PLC's financial statements. A list of the Group's principal subsidiaries is shown in Note 34.

Associates, joint ventures and other entities
The Group provides banking services to its associates, joint ventures and the Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Group's investments in associates and joint ventures is set out in Note 36.

Amounts included in the Group's financial statements, in aggregate, by category of related party entity are as follows:

	Associates	Joint ventures	Pension funds
	£m	£m	£m
For the year ended and as at 31 December 2019
Total income	-	12	5
Credit impairment charges	-	-	-
Operating expenses	(46)	-	-
Total assets	-	1,303	3
Total liabilities	-	-	75
For the year ended and as at 31 December 2018
Total income	-	7	4
Credit impairment charges	-	-	-
Operating expenses	(27)	(7)	-
Total assets	12	1,288	3
Total liabilities	85	2	139

An entity that is consolidated within the Group under IFRS 10 has issued Senior Notes to the UKRF with a nominal value of £500m. This is not included within the table above. Refer to Note 33 for further details. Total liabilities includes derivatives transacted on behalf of the pensions funds of £6m (2018: £3m).

Key Management Personnel
Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors and Officers of Barclays PLC, certain direct reports of the Group Chief Executive and the heads of major business units and functions.

The Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2019	2018
	£m	£m
As at 1 January	7.2	4.8
Loans issued during the yeara	4.8	4.2
Loan repayments during the yearb	(4.8)	(1.8)
As at 31 December	7.2	7.2

Notes
a  Includes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
b  Includes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.

No allowances for impairment were recognised in respect of loans to Key Management Personnel (or any connected person).

Deposits outstanding
	2019	2018
	£m	£m
As at 1 January	6.9	6.9
Deposits received during the yeara	36.0	24.8
Deposits repaid during the yearb	(30.8)	(24.8)
As at 31 December	12.1	6.9

Notes
a  Includes deposits received from existing Key Management Personnel and new or existing deposits received from newly appointed Key Management Personnel.
b  Includes deposits repaid by existing Key Management Personnel and deposits of former Key Management Personnel.

Total commitments outstanding
Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2019 were £0.8m (2018: £0.9m).

All loans to Key Management Personnel (and persons connected to them) were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons; and did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Key Management Personnel
Total remuneration awarded to Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions, and is consistent with the approach adopted for disclosures set out on pages 85 to 123. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Key Management Personnel.

	2019	2018
	£m	£m
Salaries and other short-term benefits	38.5	33.0
Pension costs	0.1	-
Other long-term benefits	8.7	7.6
Share-based payments	13.4	16.2
Employer social security charges on emoluments	7.4	7.5
Costs recognised for accounting purposes	68.1	64.3
Employer social security charges on emoluments	(7.4)	(7.5)
Other long-term benefits - difference between awards granted and costs recognised	(0.6)	2.8
Share-based payments - difference between awards granted and costs recognised	2.2	0.7
Total remuneration awarded	62.3	60.3

Disclosure required by the Companies Act 2006
The following information regarding the Barclays PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2019	2018
	£m	£m
Aggregate emolumentsa	8.5	9.0
Amounts paid under LTIPsb	0.8	0.9
	9.3	9.9

Notes
a The aggregate emoluments include amounts paid for the 2019 year. In addition, deferred share awards for 2019 with a total value at grant of £2m (2018: £1m) will be made to James E Staley and Tushar Morzaria which will only vest subject to meeting certain conditions.
b The figure above for 'Amounts paid under LTIPs' in 2019 relates to an LTIP award that was released to Tushar Morzaria in 2019. Dividend shares released on the award are excluded. The LTIP figure in the single total figure table for executive Directors' 2019 remuneration in the Directors' Remuneration report relates to the award that is scheduled to be released in 2020 in respect of the 2017-2019 LTIP cycle.

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2018: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2019, there were no Directors accruing benefits under a defined benefit scheme (2018: nil).

Directors' and Officers' shareholdings and options
The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 25 persons) at 31 December 2019 amounted to 22,789,126 (2018: 18,884,023) ordinary shares of 25p each (0.13% of the ordinary share capital outstanding).

As at 31 December 2019, executive Directors and Officers of Barclays PLC (involving 15 persons) held options to purchase a total of 40,428 (2018: 6,000) Barclays PLC ordinary shares of 25p each at a price of 125p under Sharesave.

Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2019 to persons who served as Directors during the year was £0.3m (2018: £0.4m). The total value of guarantees entered into on behalf of Directors during 2019 was £nil (2018: £nil).

Directors' responsibility statement

The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 2006.

The Directors are also responsible for preparing a Strategic Report, Directors' Report, Directors' Remuneration Report and Corporate Governance Statement in accordance with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the Annual Report and Financial Statements as they appear on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors, whose names and functions are set out on pages 45 and 46, confirm to the best of their knowledge that:

(a) the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

(b) the management report, on pages 6 to 42, which is incorporated in the Directors' Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Stephen Shapiro
Company Secretary
12 February 2020

Barclays PLC
Registered in England.
Company No. 48839

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made and such statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the UK from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual financial position, future results, dividend payments, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2019), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Adam Strachan	Tom Hoskin
+1 212 526 8442	+44 (0) 20 7116 4755

James Johnson
+44 (0)20 7116 7233

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website www.barclays.com